CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
September 24, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	Cumulus Media Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 3, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 000-24525
Dear Mr. Spirgel:
     On behalf of Cumulus Media Inc. (the “Company”), please find attached as Exhibit A a supplemental response to the supplemental comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed to representatives of the Company in telephonic conversations between June 30, 2010 and July 28, 2010, concerning the above-referenced reports.
     Please be advised that we are requesting confidential treatment of portions of Exhibit A (the “Confidential Portions”), included in connection with the Freedom of Information Act, and have submitted a separate letter in connection with that request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (the “Rule”). In accordance with the Rule, the Confidential Portions are being submitted to you separately.

Mr. Larry Spirgel
September 24, 2010

     Please contact the undersigned at (404) 260-6671 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ Joseph P. Hannan
Joseph P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer

Attachment
cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.

FOIA Confidential Treatment
Requested by Cumulus Media Inc.
EXHIBIT A
Background of the Transaction
At the request of the SEC staff, we are preparing this supplemental response to the Staff’s comment #1 in their letter dated June 2, 2010 to analyze whether, under Accounting Standard Update No. 2009-17 (i.e., variable interest model), Cumulus Media Inc, (“we”, “us” or “the Company”) has a controlling financial interest in the Green Bay stations.
As discussed in our previous correspondences with the Staff, the Put Agreement (Put) and Local Programming and Marketing Agreement (LMA) executed in connection with the Asset Exchange Agreement (AEA) provide the Company with certain management rights over the Green Bay stations. The Staff has requested the Company to consider whether it continues to have a controlling financial interest in the Green Bay stations through the Put and LMA, notwithstanding the fact that the Clear Channel legal entities that include the Green Bay stations are either not variable interest entities or variable interest entities for which the Company is not the primary beneficiary. The Staff’s request is based on certain amendments made to ASC 810-10-4-4 found in Accounting Standards Update No. 2010-2 which refer to a “group of assets.” While the Company continues to believe that it appropriately applied ASC 810 at the date it executed the AEA and related agreements and that ASU 2010-02 was not intended to require analysis of a controlling financial interest below the entity level, the Company is providing additional information for the Staff’s further consideration.
As previously discussed with the Staff, though this management arrangement was labeled an LMA by attorneys in the documentation process, the management relationship between Clear Channel and Cumulus in Green Bay differs from what is typically seen in a traditional LMA (generally, a short-term mechanism engaged during a pending sale transaction whereby one party assumes day to day sales and programming management until the FCC grants transfer of the broadcast license). To fully appreciate the differences, one must look at the primary drivers of the transaction that created this structure in late 2008. [ * ]
[ * ]...[ * ]
Analysis
Under the ASU No. 2009-17 framework, in order to be the primary beneficiary of a variable interest entity, a party with a variable interest in an entity is deemed the primary beneficiary of such entity if it holds the power to direct the activities that most significantly impact the economic performance of the entity (power criterion) and potentially has significant benefits/losses from the variable interest entity (benefits/losses criterion). We acknowledge that applying such guidance to the fact pattern under consideration we would be viewed as meeting the benefits/losses criterion as we are exposed to potentially significant losses through the Put that exposes us to downside risk associated with the Green Bay stations. We note, however, that over the course of

*	Designates information redacted pursuant to a confidential treatment request by Cumulus Media Inc.. Redacted information has been submitted separately to the Securities and Exchange Commission.

FOIA Confidential Treatment
Requested by Cumulus Media Inc.
the life of the primary asset (i.e. the broadcast license) we believe that Clear Channel would absorb a significant portion of the benefits/losses of the Green Bay stations.
In order to assess whether we met the power criterion, we considered the operating type decisions of the Green Bay stations that most significantly impact the stations’ economic performance. Since this evaluation includes assessing only the group of assets (i.e., not a legal entity surrounding the stations), we evaluated the economic performance of the Green Bay stations on a hypothetical basis. As we have previously discussed with the Staff, we considered the primary business drivers of value of the radio stations and the provisions of the LMA between Clear Channel and Cumulus. We believe based on the terms of the LMA, Cumulus does not meet the power criterion, as the terms of the arrangement allow Clear Channel to effectively participate in significant decisions that are made in the ordinary course of business.
We believe that the determination of station format and programming is the most significant operating decision that affects the long-term performance of a radio station. Clear Channel owns the broadcast license and is therefore legally responsible for all content that is aired by the Green Bay stations under the LMA. Generally, the primary driver of revenue at a Radio Station is market share which is largely dictated by the operator choosing the correct format of the radio station based on local demographics, competitive landscape and the pool of potential advertisers. [ * ] With respect to the determination of programming at the stations, Clear Channel employs the Green Bay stations’ [ * ]. The remaining employees at the Green Bay stations (which approximate [ * ]) are responsible for (i) advertising sales ([ * ]), (ii) on-air talent and associated production staff ([ * ]), and (iii) administrative/finance support under the business manager ([ * ]). [ * ]
Based upon the above preliminary analysis of the hypothetical scenario in which the Green Bay stations could be viewed as a group of assets, it appears that Clear Channel has significant participative or shared powers over the key drivers of a station’s success — determination of station format and its related programming -as well as being responsible for renewal of the Broadcast License and all maintenance and capital expenditures of the stations’ broadcast assets and therefore Cumulus would not be deemed as having the controlling financial interest over the Green Bay stations.

*	Designates information redacted pursuant to a confidential treatment request by Cumulus Media Inc.. Redacted information has been submitted separately to the Securities and Exchange Commission.